Exhibit 10.3

EMPLOYMENT TERMS

FOR

CHIEF FINANCIAL OFFICER

OF T-MOBILE US, Inc. (Post-Close)

BRAXTON CARTER

As you know, MetroPCS Communications, Inc. (“Metro”), Deutsche Telekom, AG (“DT”) and certain other parties have entered into a Business Combination Agreement (the “BCA”) pursuant to which DT will become the majority stockholder of Metro and Metro will be renamed “T-Mobile US, Inc.” (or such other name as DT may determine). For purposes of this offer letter, we refer to the series of transactions contemplated by the BCA as the “Transaction,” the consummation of the Transaction as the “Closing” and the entity resulting from the Transaction as “T-Mobile.”

This offer letter confirms our understanding and agreement about your role and compensation opportunities with T-Mobile following the Closing. DT will use its reasonable best efforts to cause the terms of this offer letter to be approved as soon as practicable following the Closing by T-Mobile’s compensation committee or board (referred to in this letter as the “Compensation Committee”). The terms of this offer letter are conditioned on such approval. In addition, this offer letter is conditioned on the Closing. If the Closing does not occur, this offer letter will be automatically canceled and void.

Position:	Executive Vice President and Chief Financial Officer

Start Date:	The Closing (Expected 1H 2013)

Location:	Company Headquarters: 12920 SE 38th St., Bellevue, WA 98006

Salary:	This position is an exempt salaried position, paid on a bi-weekly rate of $25,000. Your annualized gross base compensation is estimated at $650,000.00 based on 26 pay periods per year.

Short Term Incentive:	For 2013, you will, subject to the approval of the Compensation Committee, be eligible to receive a pro rata share of an annual bonus under T-Mobile’s Legacy Annual Bonus Plan equal to the greater of (a) 100% of your “eligible earnings” (as that term is defined by the plan, which generally includes base pay, paid time off, and holidays earned during the relevant performance period) or (b) the actual bonus earned by you based on the goals applicable to you under the plan for 2013. Additional information regarding bonus eligibility and other terms and conditions of the bonus plan are set forth in the plan, including provisions regarding the time and form of payment and such other terms as necessary to cause the bonus payments under the plan to satisfy (or to be exempt from) the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

Following 2013, you will participate in T-Mobile’s annual incentive compensation plan as established by the Compensation Committee. For 2014, your target annual incentive award will be 100% of your eligible earnings subject to the approval of the Compensation Committee. Thereafter, your target award level will be as determined by the Compensation Committee consistent with the annual incentive plan generally applicable to T-Mobile’s senior leadership team. The performance goals for each year will be established by the Compensation Committee. We anticipate those goals will include goals related to both T-Mobile financial and individual performance.

Founder’s Award:	If T-Mobile issues Founders stock awards, you will be eligible to receive such an award, and if such awards are issued, DT will recommend a target value of your Founder’s Award of $2,000,000 granted in Performance Stock Units; -this is subject to approval by the Compensation Committee. The specific terms and conditions will be outlined in the applicable plan document and any award documents once finalized.

Long Term Incentive Plan (LTIP):	In 2014, you will be eligible to participate in the T-Mobile LTIP generally applicable to T-Mobile’s senior leadership and DT will recommend to the Compensation Committee that you have a target value of 250% of your annual base Salary and Target Bonus (Total Target Cash) and a vesting period of three years, as set forth in the LTIP and applicable award documents issued to similarly situated members of T-Mobile’s senior leadership team; this is subject to approval by the Compensation Committee. The specific terms and conditions will be outlined in the applicable plan document and any award documents once finalized.

For 2013, after you commence employment at T-Mobile, you will be eligible to participate in T-Mobile’s Legacy LTIP (which includes vesting over a three year period, as set forth in the LTIP and applicable award documents issued to similarly situated members of T-Mobile’s senior leadership team) with a target value of $2,500,000 subject to approval by the Compensation Committee. The specific terms and conditions are set forth in the applicable plan document and as will be contained in any award documents which you will receive following the Closing.

Payments At the Closing:	Assuming Closing in 2013, your equity awards outstanding at the Closing will vest and be treated according to their terms and the terms and conditions of the BCA and Section 4 of the Change in Control Agreement, dated effective as of May 12, 2011, by and between you and Metro, as amended (the “CIC Agreement”). Your- 2013 annual cash performance award will also vest (at target) and be paid at the Closing.

Severance Protection:	Subject to Compensation Committee approval, you will be eligible for severance as follows:

(a) Subject to paragraphs (b) and (c) below, coverage under T-Mobile’s severance policy, which is expected, upon a qualifying termination, to provide the following benefit at your level: (i) two times an amount equal to the sum of the then effective annual base salary plus the “target” Annual Bonus, (ii) accrued and unpaid Annual Base Salary, (iii) prorated and unpaid Short Term Incentive, (iv) all accrued and unused PTO, and (v) 12 months of medical and dental insurance benefits subject, except with respect to elements (ii) and (iv), to your signing a release as set forth in the applicable plan document.

(b) For the period of 21 months following the Closing, upon voluntary termination with at least 90 days notice, upon signing and delivering to T-Mobile a release of all claimsagainst T-Mobile in a form mutually agreed by you and T-Mobile not later than 60 days following your termination, you shall be entitled to (i) two times an amount equal to the sum of your Metro annual base salary plus “target” Annual Bonus effective immediately prior to Closing, (ii) a payment at target (100%) for your 2013 Metro annual cash incentive award as defined by the CIC Agreement pro-rated by the number of days in 2013 prior to the Closing, and (iii) 24 months of medical and dental insurance coverage for you and your dependants on the same terms and conditions as existed immediately before termination and provided in the manner described in Section 3(a)(iii) of the CIC Agreement and Attachment A. The release described above will be provided to you by T-Mobile within 10 days following your termination of employment. The payments identified in clauses (i) and (ii) above are payable in a lump sum on the 60th day following your termination date subject to the provisions of Attachment A. DT recognizes that because you will be required to move to the State of Washington in order to carry out your new role at T-Mobile, you would be deemed to have “good reason” that would allow you to resign and receive benefits under the CIC Agreement. This provision is included in recognition thereof. In addition, you shall be entitled to the following: (i) accrued and unpaid salary as of the date of termination; (ii) reimbursement of all expenses reasonably and necessarily incurred in accordance with T-Mobile policy; and (iii) any accrued but unused paid time off.

(c) Following the Closing, if you are involuntary terminated for any reason other than a Change in Control of T-Mobile (other than the Transaction) you shall have the right to receive the benefits described in paragraph (a) unless T-Mobile has “Cause” to terminate you. “Cause” shall be as defined in Attachment “B”.

(d) Following the Closing, if you are involuntary terminated as a result of a Change in Control (other than the Transaction) of T-Mobile, you shall be eligible for severance benefits under such change in control plan as T-Mobile shall institute for executives at your level as approved by the Compensation Committee. DT will recommend that these severance benefits would include (i) two times an amount equal to the sum of the then effective annual base salary plus the “target” Annual Bonus, (ii) an equity incentive payout, if any, as may be set forth in the applicable change-in-control plan; (iii) a payment at target (100%) for the short-term incentive plan bonus award granted for the year in which the Change in Control occurs prorated based on the date of the Change in Control as set forth in the plan; and (iv) 12 months of COBRAbenefits. The specific terms and conditions will be outlined in the final plan document and it is expected that under such terms and conditions the payments and benefits would be provided in a manner to be exempt from the application of Section 409A of the Code.

The above provisions (a), (b), (c) and (d) are mutually exclusive. If you become entitled to payments and benefits under paragraphs (a), (b), (c) or (d) of this section, you will not be entitled to payments or benefits under any other paragraph of this section.

(e) Pursuant to Section 6(p) of the CIC Agreement (reproduced as Attachment “C”), you are currently subject to a potential cutback of severance and other payments or benefits to the extent necessary to avoid “golden parachute” excise taxes under Sections 280G and 4999 of the Code. You shall remain subject to such cutback requirements based on the Transaction which will apply to the payments and benefits under this offer letter (to the extent treated as parachute payments with respect to the Transaction) as well as any other payments and benefits that you may receive in connection with the Transaction, to the same extent and under same terms and conditions as applicable under Section 6(p) of the CIC Agreement (even though the CIC Agreement is otherwise being superceded in its entirety by this offer letter as provided in paragraph (f) below).

(f) Upon the Closing or such later date that the Compensation Committee approves the terms and conditions of this offer letter and adopts the severance protection benefits and other benefits described in this offer letter, the CIC Agreement will be superceded in its entirety by this offer letter and have no further force or effect, and you will not be entitled to any payments or benefits thereunder, except for the benefits and amounts payable to you at the Closing and subject to the terms and conditions set forth in this offer letter. Until the applicable date described in the preceding sentence, the CIC Agreement will remain in full force and effect, except to the extent the restrictive covenants contained in the CIC Agreement would conflict with the T-Mobile Restrictive Covenant and Confidentiality Agreement following your execution thereof. The severance payments and benefits described above are in lieu of any other severance payments or benefits you might otherwise be entitled to under any other plan or agreement, other than in connection with the benefit plans in which you participate described under “Benefits” below.

Relocation:	You will receive relocation assistance for costs associated with your move to the Seattle, Washington area under T-Mobile’s Relocation Policy. Such assistance includes (a) reimbursement for reasonable expenses for two trips permitted to find new home which may occur prior to the Closing, (b) eligibility for New Home Assistance under that Policy for a period of 18 months following Closing and (c) no reimbursement obligation upon termination of your employment.

Benefits:	All regular full-time T-Mobile employees, and part-time employees working 20 or more hours per week, upon eligibility, will be able to participate in the T-Mobile Employee Benefit Programs, which include a medical and dental care insurance program, life insurance, and a 401(k) plan. You will continue to be covered, without interruption, in your current benefit plans following the Closing or will be eligible to enroll in any replacement or new plans offered by T-Mobile to similarly situated employees without interruption in coverage. The T-Mobile 401(k) Retirement Plan provides for automatic enrollment with 2% of eligible pay directed to the participant’s plan account. The contributions subject to automatic enrollment will be invested in the T. Rowe Price Retirement Fund, a professionally managed and diversified portfolio. Employees have 30 days to opt out of the plan before they are automatically enrolled. Employees may change their deferral percentage or investment options at any time following their enrollment.

Service Credit:	With respect to all existing, modified and newly adopted benefit plans (including without limitation vacation, severance and paid time off plans), you will receive service credit based on your original hire date (February 1, 2001) for all purposes (including without limitation eligibility, vesting and benefit levels).

Indemnity:	You will receive indemnification coverage under the T-Mobile Certificate of Incorporation and Bylaws as in effect from time to time. DT will recommend to the Board of Directors of T-Mobile that indemnification coverage and D&O coverage will be at least equivalent to that provided by Metro immediately before the Closing (whether by charter, bylaws or contract).

Restrictive Covenant and Confidentiality Agreement:	Upon Closing, you will enter into a T-Mobile Restrictive Covenant and Confidentiality Agreement and will be released from your existing MetroPCS restricted covenant and confidentiality agreement. This Agreement includes covenants regarding protection of confidential information, a non-compete and certain other restrictive covenants regarding solicitation of employees or customers with a one-year post employment tail.

Section 409(A)	See Attachment A

If the terms of this offer letter are acceptable, please confirm your acceptance below.

We are looking forward to closing the pending Transaction and you joining T-Mobile in this key leadership role.

Sincerely,

on behalf of Decutsche Telekom AG

Timotheus Höttges

/s/ Timotheus Höttges	January 24, 2013

Kyra Orth

/s/ Kyra Orth	January 24, 2013

AGREED as of the date below:

/s/ Braxton Carter	January 25, 2013
Braxton Carter

ATTACHMENT A

Compliance with Section 409A

It is intended that this offer letter comply with the provisions of Section 409A of the Code and the Treasury regulations relating thereto, or satisfy the requirements for an exemption to Section 409A of the Code, in each case to the extent applicable to this offer letter and, accordingly, to the maximum extent permitted, this offer letter shall be interpreted and be administered in a manner to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, you shall not be considered to have terminated employment with T-Mobile for purposes of this offer letter, and no payment shall be due to you under this offer letter that provides for payment in connection with your termination of employment, unless such termination constitutes your “separation from service” with T-Mobile as such term is defined in Treasury Regulation Section 1.409A-1(h) and any successor provision thereto (“Separation from Service”). Any payments that qualify for the “short-term deferral” exception from Section 409A of the Code as described in Treasury Regulation Section 1.409A-1(b)(4) will be paid under such exception. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii) and the application of the short-term deferral exception), each payment under this offer letter will be treated as a separate payment. Notwithstanding anything to the contrary in this offer letter (whether under this offer letter or otherwise), to the extent delayed commencement of any portion of the payments to be made to you upon your Separation from Service is required to avoid a prohibited payment under Section 409A(a)(2)(B)(i) of the Code, such portion of the payments shall be delayed and paid on the first business day after the earlier of (i) the date that is six (6) months following such Separation from Service or (ii) your death. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to you under this offer letter shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not affect amounts reimbursable or provided in any subsequent year and may not be liquidated or exchanged for any other benefit. To the extent any post-employment benefits relating to health coverage provided for under this offer letter would cause you to be taxable on the health reimbursements under Section 105 of the Code or under any other provision of the Code, T-Mobile will cause the full cost of such coverage (based on the applicable COBRA rates) to be imputed as part of your income and reported on Form W-2 for the applicable period, if such action would cause you to not be taxable on the health reimbursements you receive as a result of such coverage.

ATTACHMENT B

1.	“Cause” shall be defined as any one of the following: (i) Employee’s gross neglect or willful material breach of Employee’s principal employment responsibilities or duties or of Employer’s applicable codes of conduct and policies, (ii) a final judicial adjudication that Employee is guilty of any felony (other than a law, rule or regulation relating to a traffic violation or other similar offense that has no material, adverse effect on the T-Mobile), (iii) Employee’s breach of any non-competition or confidentiality covenant between Employee and T-Mobile, or (iv) fraudulent conduct in the course of Employee’s employment with T-Mobile as determined by a court of competent jurisdiction.

ATTACHMENT C

Section 6(p) of CIC Agreement:

(p) Section 280G Cutback. Notwithstanding any provision of this Agreement to the contrary, if any amount or benefit to be paid or provided under this Agreement, together with any payments or benefits payable or to be provided under any other plan, program, arrangement or agreement maintained by the Company or an Affiliate, would be deemed or considered to be an “excess parachute payment” (within the meaning of section 280G of the Code, or any successor provision thereto) but for the application of this sentence, then the payments and benefits to be paid or provided under this Agreement will be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes or would constitute an excess parachute payment. Whether requested by the Employee or the Company, the determination of whether any reduction in such payments or benefits to be provided under this Agreement or otherwise is required pursuant to the preceding sentence (and the assumptions utilized to make such determination) will be made at the expense of the Company by the Company’s independent accountants, whose judgment shall be conclusive, final and binding. In the event that any payment or benefit intended to be provided under this Agreement is required to be reduced pursuant to this Section 6(p), the Company will determine the order in which such reduction in payments and/or benefits will be made.